March 6, 2006


Mr. Russell Mancuso
Branch Chief
Division of Corporation Finance
Mail Stop 6010
U.S. Securities and Exchange Commission
Washington, D.C. 20549

         Re:    Garb Oil & Power Corporation
                Preliminary Information Statement
                Filed December 15, 2005, and February 3, 2006.
                File No. 0-14859

                Attention: Tom Jones

Dear Sir:

         This letter responds to your letter of February 10, 2006. We acknowledge that your review process is to assist the Company in its compliance with the applicable disclosure requirements and to enhance the overall disclosure of our filings. We thank you for this. We now respond to your comments as follows:

Comment No. 1. Purpose of the Increase in Authorized Capital, page 4.

1. Please revise you disclosure regarding the debt transactions and your table of beneficial owners of common stock to clarify whetheer the securities borrowed from Garbalizer are included in its total ownership.

         o Clarify who has the ownership rights, including voting rights, with regard to the borrowed shares.

         o Tell us how you obtain approval of the proposal to increase your authorizes shares without compliance with Regulation 14A. Include the identity and beneficial ownership of all individuals who consented to the transaction and the realtionship of those individuals to you.

         Response to Comment No. 1.

         First comment and the first bullet point, see Footnote 1 to the table. The shares borrowed from Garbalizer that have been transfered to another person or entity are not included in the table. The shares pledged as collateral in the name of GCA and may be voted by GCA.

         Second bullet point: Under the heading "General" see fourth and fifth paragraphs.

Comment No. 2. Please tell us how your creditor in the October 7, 2005 obligation can sell the shares as disclosed if the shares are restricted.

         Response to Comment No. 2. The shares would have to be sold in a private transaction.

Comment No. 3. Please disclose the value of the shares issued for each transaction on the date of each such issuance. Also, Disclose the value of the shares to be issued for accrued salary.

         Response to Comment No. 3. The values are disclosed in the information statement for each transaction. The second sentence is moot as the proposal to issue shares to satisfy the accrued salary is now withdrawn.

Comment No. 4. Please reconcile for us the debt obligation identified in your information statement with the liabilities identifed on your balance sheet. Confirm that you have disclosed and explained in the information statement all debt obligation that you may satisfy with stock.

         The only debt obligation that was satisfied with the issuance of stock was the transaction with the W.E. Hamilton Family Corporation and was properly booked on the Company's financial records. The other debt obligations remain. As to the second sentence, the Company has determined not to issue shares of common stock to satisfy debt obligations. The sentence stating that the Company may issue shares in the future to satisfy debt obligations has been deleted.

Comment No. 5. Please show the number of shares available for issuance both before and after giving effect to the increase in authorized stock. Also show the number of shares reserved for all outstanding options, warrants and all other commitments to issue securities. Include a table to the extent necessary for a clear presenation.

         Response to Comment No. 5. First sentence, this comment has been adopted. Second and third sentences, other than the shares to be issued to GCA there are no options, warrants, or other obligations to issue shares or for which shares have been reserved.

Comment No. 6. Clarify how you calculated that 2,071,782 shares are due to Garbalizer (GCA).

         Response to Comment No. 6. The calculation is 1,000,000 shares for interest to LTD, 472,282 shares to W.E.Hamilton, 362,500 shares to John Drammis, 87,000 shares to Frank Gillen, 80,000 shares to Rodaric Group, and 70,000 shares to Robert Taylor. The total is 2,071,782.

Comment No. 7. Disclose all consideration that Garbalizer and related partied received for allowing you to borrow its shares other than the return of the shares loaned.

         Response to Comment No. 7. It is disclosed that Garbalizer and its related parties will receive no consideration for lending the shares to the Company.

Comment No. 8. Please ensure that your disclosure indicate clearly which agreement ar oral. Also, please tell us with specificity where you have filed all other agreement mentioned.

         Response to Comment No. 8. It is disclosed which agreements are oral agreements. The agreements referenced in the information statement were filed with the Report on Form 8-K filed on approximately February 3, 2006, and please be referred to the Exhibit List filed as part of that report on Form 8-K.

         Under separate cover we will provide a copy of this letter and a redlined information statement incorporating your comments for your convenience. Please call me if you have any questions. Thank you.


                                                     Very truly yours,

                                                      /s/ Wallace T. Boyack

                                                     Wallace T. Boyack